UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.	Earnings release of Natura &Co Holding S.A. for the period ended September 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: November 13, 2020

Item 1

Earnings release of Natura &Co Holding S.A. for the period ended September 30, 2020.

São Paulo, November 12, 2020

Q3-20: Natura &Co reports 32% sales growth, significantly outperforming the CFT market1,2,

with strong margin improvement

Successful completion of a US$1 billion capital raise enables optimization of our capital structure through fast deleveraging and allows for key strategic investments that will accelerate growth over the next three years

•	Natura &Co’s consolidated net revenue reached R$10.4 billion in Q3, up 31.7% in BRL vs. the same quarter last year (+11.6% at constant currency “CC”), with sustained growth in digital sales across all brands. Excluding the phasing effect of the Q2 cyber incident[3], consolidated net revenue was up 26.0% (+6.7% at CC), significantly outperforming the global CFT market[1]. In 9M-20, net sales reached R$24.9 billion, up 7.0% in BRL vs. 9M-19 (-5.8% at CC).

•	Natura &Co Latam’s2 net revenue increased by 29.5% in BRL (+20.1% at CC; ex-cyber incident +21.2% in BRL and +12.6% at CC). The Natura brand’s net revenue increased by 41.2% in BRL (+30.5% at CC), supported by strong growth in Brazil, outperforming the domestic CFT market[4], driven mainly by continued productivity improvement and the strength of its digital social selling model. In Hispanic Latam, the Natura brand’s net revenue grew strongly in all markets, notably Argentina, Chile and México. The Avon brand’s net revenue increased by 19.3% in BRL (+9.9% at CC; ex-cyber incident +3.3% in BRL and -4.7% at CC), driven by +6.1% growth in Brazil ex-cyber incident, thanks to increased representative numbers and higher activity. 9M-20 net revenues at Natura &Co Latam increased by 5.1% in BRL (stable at CC).

•	Avon International’s2 net revenue grew 22.5% in BRL in Q3 (-7.3% at CC; ex-cyber incident BRL +19.5% and CC -9.6%). Notable progress in Western and Central Europe, and key markets such as Russia and Turkey reported growth vs. Q3-19, offset by markets still impacted by strict lockdowns, such as South Africa and the Philippines. In the UK, representative adoption of digital assets exceeded 70% in Q3 and market share increased for the second consecutive quarter vs. prior year[5]. In 9M-20, net revenue declined by 0.9% in BRL (-20.5% at CC).

•	The Body Shop’s2 net revenue increased 51.9% in BRL in Q3 (+8.2% at CC), driven by growth in the UK and Australia. Consumers continued to shift to At-Home (direct sales) and e-commerce, with growth of 333% and 103%, respectively, significantly offsetting slower recovery of retail sales. 9M-20 net revenue increased 23.9% in BRL (-4.9% at CC).

•	Aesop[2] posted exceptional net revenue growth of 67.2% in BRL (+19.9% at CC) with growth in online sales of 264% vs. Q3-19, helping offset ongoing partial retail closures related to Covid-19 in major markets like the US and Australia. In 9M-20, net revenue grew by 43.5% (+10.1% at CC). On November 9, Aesop obtained its B-Corp certification, attesting to the highest social and environmental standards, joining Natura and The Body Shop.

•	Natura &Co experienced continued strong acceleration in digital social selling and e-commerce, even as many retail markets reopened, with total group e-commerce sales growing more than 115% in the quarter vs prior year. At Natura and Avon combined, e-commerce grew more than 80% through consultants sharing their online stores. At Avon globally, sales via representatives sharing e-brochures more than doubled, and the number of consumers accessing Avon’s e-brochure increased nearly 70% vs Q3-19. In the UK e-brochure sales were up nearly 300%. At Natura, content sharing grew by more than 170% since the first quarter, and the number of orders increased more than 45% vs. Q3-19 through the more than 1 million consultant online stores (+75% vs. Q3-19).

•	Natura &Co’s adjusted[6] EBITDA was R$1,547.3 million with margin of 14.8% (+330 bps), excluding integration costs, driven by revenue growth, improved gross margin and cost discipline across all businesses. Reported EBITDA for Natura &Co was R$1,457.0 million (margin of 14.0%).

•	Natura &Co Latam’s adjusted EBITDA margin was 16.5% (+560 bps). The Natura brand reported a 590 bps increase in adjusted EBITDA margin, supported by both Natura Brazil and Hispanic Latam, driven by growth in revenues and reduced discretionary spend. The Avon brand’s adjusted EBITDA margin increased 430 bps, thanks mainly to higher margin at Avon in Brazil, driven revenue growth and operational leverage, as well as phasing of sales from the cyber incident. On a reported basis, Q3 EBITDA margin was 16.0%. 9M-20 adjusted EBITDA margin was 11.7% (+160 bps).

•	Avon International’s adjusted EBITDA margin stood at 7.4% (-200 bps), primarily due to the impact of lower revenue, foreign currency impacts, higher sales leader and field investments to accelerate revenue recovery and IFRS conversion adjustments in G&A. 9M20 adjusted EBITDA margin was 5.7% (vs. 11.9% in 9M-19).

•	The Body Shop’s adjusted EBITDA margin was 22.3% (+360 bps), driven by revenue growth, improved discounts, reduced discretionary spend and Covid-19-related government support. 9M-20 adjusted EBITDA margin was 18.0%, stable vs. 9M-19.

•	Aesop’s adjusted and reported EBITDA margin reached an impressive 31.3% (+770 bps), driven by strong revenue growth, targeted cost reduction and utilization of government support to mitigate Covid-19’s impacts. In 9M-20, EBITDA margin stood at 27.5% (+530 bps).

•	Cost synergies from the Avon integration of US$17.6 million in Q3 are ahead of estimates for the quarter, on track for the year and in line with the plan announced in Q1. The synergies achieved this quarter primarily relate to administrative and procurement, incurring US$11.5 million in costs to achieve. In 9M-20 we achieved a total of US$47.8 million in accumulated synergies and incurred US$ 15.7 million in costs to achieve.

1 Cosmetics, Fragrance and Toiletries market performance: Company estimate based on global peers’ Q3 net revenue vs prior year of approximately -3.5% (in reported FX), as reported by the companies or estimates published on Bloomberg for those who have not yet reported.

2 For comparison purposes, Q3-20 and Q3-19 results and analyses include: i) Q3-19 aggregated figures including Avon Products, Inc. results in IFRS; ii) Natura &Co’s results in Latin America, which includes the operations of Avon, Natura, The Body Shop and Aesop brands in the region; iii) the results of Avon International, The Body Shop and Aesop brands, except in Latin America; iv) Q3-20 results and analyses including the effects of the fair market value assessment as a result of the business combination with Avon as per the Purchase Price Allocation – PPA.

3 The cyber incident had a phasing effect that shifted R$ 450 million in revenue from Q2-20 to Q3-20, impacting Natura &Co Latam in R$ 390 million (R$180 million at Avon Brazil and R$210 million at Avon in Hispanic Latam) and Avon International in R$60 million.

4 Source: Kantar of approximately +8% and ABIHPEC of +21%.

5 Source: Kantar Household Panel.

6 Excluding effects that are not considered recurring nor comparable between the periods under analysis.

•	Successful completion of US$1 billion public capital raise in October, the largest SEC-registered transaction by a consumer products company this year and the largest-ever in the Latin American consumer space. This transaction allows for balance sheet optimization by accelerating deleveraging through the repayment of the Avon 2022 bonds, thus reducing U.S. dollar-denominated debt, currency volatility and high interest costs, and eliminating restrictive covenants. It also allows for investments to accelerate growth in the following strategic priorities: Avon’s integration and turnaround, Group digitalization, geographic expansion and the Group’s 2030 Sustainability commitments.

•	Robust cash position of R$8.0 billion at quarter-end, prior to the capital increase, also driven by strong cash flow generation. Strong deleveraging at Natura &Co Holding; consolidated net debt-to-EBITDA stood at 3.00x. Considering the repayment of Avon’s 2022 bonds on November 2nd, the pro forma net debt-to-EBITDA ratio would be 1.38x, considering Q3-20 figures.

1.	Management commentary:

Roberto Marques, Executive Chairman, and CEO of Natura &Co, commented:

“Enabled by continued digitalization, our brands delivered strong results in the third quarter, with significant growth in sales and improved margin. In an environment that remained challenging throughout the world as a result of the Covid-19 pandemic, we outperformed the CFT market both globally and in Brazil. This performance attests to the strength of our fundamentals, our unparalleled Direct-to-Consumer reach and the resilience of our omnichannel, multi-brand model.

The Natura brand continues its very strong performance, with further adoption of social selling and consultant productivity gains for the 16th consecutive quarter, while The Body Shop and Aesop managed to offset Covid-19’s impact on retail sales with a continued ramp-up in digital and e-commerce. Avon’s fundamentals showed improvement, with early positive signs in some key markets including Brazil, Russia and Turkey.

Avon’s integration is proceeding as planned. Synergies are on track and we made further progress in working together, including cross-company manufacturing, distribution and storage and combined logistics contracts. We have progressed in defining the Avon portfolio architecture in Latam and the organization in the region has been redesigned, with support functions servicing all brands.  We also initiated the pilot of our new commercial model in Brazil, in Mexico later this year and also in South Africa, capitalizing on learnings from Natura. The Avon brand relaunch began with the Watch Me Now campaign in mid-September, through online and digital channels in all Avon International markets.

We recently took another important step forward in our digital journey by announcing the launch of &Co Pay, our proprietary financial services platform. &Co Pay will help drive productivity to our consultants and representatives by allowing them access to key financial services, promoting digital and financial inclusion. Launching first in Brazil and Latin America, &Co Pay is a scalable model that we will roll out globally within the next couple of years.

We also advanced on our strategic aim of strengthening the group’s geographic footprint in key markets. The Body Shop’s acquisition of its business in Japan from a head franchisee closed on October 1st and their At-Home direct sales channel, which recently launched in the United States, continued to expand.

Aesop has just received a major recognition, joining Natura and The Body Shop as a fully certified B-Corp, attesting to its sustainable business practices. In line with our 2030 Sustainability Commitments, we actively participated in the United Nations (UN) Climate Week and are partnering with the UN on two key initiatives, Ambition 1.5oC and Target Gender Equality.   We also participated in Amazon Day with Natura, through its Ekos line, activating its Living Amazon cause through social media and events to warn about deforestation. And October is Breast Cancer Awareness Month, where Avon continues to lead the way with educational programs about breast cancer detection and awareness for millions of women in markets around the world.

In October, we completed a US$1 billion public capital raise, a strong vote of market confidence which attests to the strength and attractiveness of our group and validates our strategy. The capital increase optimizes our balance sheet, acknowledged by the recent upgrade from credit rating agencies, while allowing us to build on our current strong business momentum and accelerate our growth by advancing on our strategic priorities, which positions Natura &Co well for the future.

I would like to thank the teams across the purpose-driven group. Our strong performance in the challenging times that we face is the result of their efforts, resilience and dedication.”

2.	Synergies

As disclosed on May 7, Natura &Co raised its estimated synergy gains from the business combination with Avon Products, Inc by another US$100 million, bringing total expected synergies to between US$300 million and US$400 million on a recurring annual basis, including new revenue synergies at Natura &Co Latam and cost synergies at Avon International. These amounts are calculated at an exchange rate of US$1/R$5. The earlier calculation was made at US$1/R$3.87 and would be equivalent to between US$390 million and US$520 million, up from between US$200 million to US$300 million. These synergies are expected to be captured in full by 2024. The estimated one-time costs to achieve synergies over this period will be US$190 million, up from US$125 million.

Synergies estimates were discontinued on September 30, 2020 in the context of the Global Capital Raise concluded on October 14, 2020, and re-established on November 12, 2020, as per the Material Fact published on this date.

In Q3-20, we captured US$17.6 million in cost synergies, ahead of estimates for the quarter, on track for the year and in line with the plan announced in Q1. The synergies achieved this quarter primarily relate to administrative and procurement, incurring US$11.5 million in costs to achieve. In 9M-20 we achieved a total of US$47.8 million in accumulated synergies and incurred US$15.7 million in costs to achieve.

3.	Covid-19 update

The Company is closely monitoring the evolution of the Covid-19 pandemic worldwide, particularly the recent lockdown or restriction measures adopted in parts of Europe. The Crisis Committee created in Q2 continuously analyzes the situation and acts to minimize impacts, ensure continuity of operations, protect cash, improve liquidity, and promote the health and safety of all, as we advance into Q4.

Key impacts on the business

•	Lockdown restrictions and store closures: In the third quarter, Natura &Co’s business was less impacted by the pandemic than in the previous quarter as restrictions eased in most markets. The shift to digital continued across all our brands, allowing us to largely offset the impact of store closures, with e-commerce sales across the group up 115% vs. Q3-19. For example, at The Body Shop, own-stores like-for-like sales decreased 16.5%, still impacted by Covid-19, but through continued significant growth in online and At Home channels, total net sales grew 8% at constant currency. At Aesop, retail like-for-like sales were down 16.0%, offset by growth of 264% in online sales. Uncertainty continues as some markets face new lockdowns or restrictions. In this environment, Natura &Co continues to be extremely attentive to the health and safety of its employees, consultants and representatives and customers. At Avon International, the acceleration in the adoption of digital assets helped to offset the Covid-19 impact on sales, despite strict lockdowns in certain markets. At Natura, all retail stores, including franchisee stores, reopened during the quarter, mostly with some restrictions.

•	Capital structure optimization: Natura &Co is using part of the proceeds raised in the R$2 billion private capital raise and the subsequent, recently completed US$ 1 billion capital increase to accelerate its investments in digital, which have been stepped up as a result of the Covid-19 pandemic. Cost discipline continued, including over capex and discretionary spending, and government support measures were still used in various geographies in the quarter. The Group ended the quarter with a very strong cash position of R$8.0 billion, prior to the recent capital increase, resulting in further deleveraging and ensuring compliance with our financial covenants.

4.	Results analysis

For comparison purposes, Q3-20 and Q3-19 results and analysis include the following:

•	The effects of IFRS 16 in both periods

•	Q3-19 aggregated and adjusted (unaudited) results include Avon in IFRS and Latin America operations of The Body Shop and Aesop in the Natura &Co Latam segment

•	The new Group segmentation composed of:

•	Natura &Co Latam, which includes all the brands in Latin America: Natura, Avon, The Body Shop and Aesop

•	Avon international, which includes all markets, excluding Latin America

•	The Body Shop ex-Latin America, and

•	Aesop ex-Latin America

In addition, Q3-20 results and analysis include the effects of the fair market value assessment as a result of the business combination with Avon as per the Purchase Price Allocation – PPA.

	Pró-Forma			Profit and Loss by Business
R$ million	Consolidated [a]			Natura &Co Latam [b]			Avon International			The Body Shop			Aesop
	Q3-20 [c]	Q3-19 [d]	Ch. %	Q3-20 [c]	Q3-19 [d]	Ch. %	Q3-20 [c]	Q3-19 [d]	Ch. %	Q3-20	Q3-19	Ch. %	Q3-20	Q3-19	Ch. %
Gross Revenue	13,601.3	10,428.3	30.4	8,275.9	6,353.1	30.3	2,958.2	2,485.7	19.0	1,815.0	1,258.8	44.2	552.2	330.7	67.0
Net Revenue	10,419.5	7,911.3	31.7	6,083.6	4,697.8	29.5	2,457.3	2,006.3	22.5	1,384.6	911.7	51.9	494.0	295.4	67.2
COGS	(3,695.4)	(2,855.0)	29.4	(2,384.0)	(1,780.7)	33.9	(978.2)	(831.5)	17.6	(285.1)	(215.7)	32.1	(48.2)	(27.2)	77.4
Gross Profit	6,724.1	5,056.2	33.0	3,699.6	2,917.1	26.8	1,479.2	1,174.9	25.9	1,099.6	696.0	58.0	445.8	268.2	66.2
Selling, Marketing and Logistics Expenses	(4,280.3)	(3,357.1)	27.5	(2,216.2)	(1,898.7)	16.7	(1,039.4)	(789.8)	31.6	(783.1)	(509.2)	53.8	(241.6)	(159.4)	51.6
Administrative, R&D, IT and Projects Expenses	(1,469.2)	(1,013.9)	44.9	(695.7)	(581.3)	19.7	(457.4)	(187.4)	144.0	(194.0)	(157.3)	23.4	(120.6)	(87.9)	37.2
Corporate Expenses [e]	(99.8)	(68.4)	45.9	-	(19.5)	-	-	(16.1)	-	-	-	-	-	-	-
Other Operating Income/ (Expenses), Net	(38.6)	269.9	(114.3)	(26.1)	273.3	(109.5)	1.7	(4.6)	(136.8)	(12.8)	0.6	-	(1.3)	0.6	(317.2)
Acquisition Related Expenses [f]	-	(96.4)	-	-	-	-	-	(64.4)	-	-	-	-	-	-	-
Transformation/Integration costs	(90.3)	(75.9)	19.0	(30.7)	(19.6)	56.0	(47.1)	(49.8)	(5.5)	-	(6.4)	-	-	-	-
Depreciation	711.1	383.0	85.7	241.1	143.9	67.6	199.0	50.9	290.8	198.8	140.2	41.8	72.2	48.1	50.2
EBITDA	1,457.0	1,097.4	32.8	972.1	815.1	19.3	135.9	113.6	19.7	308.3	163.9	88.2	154.4	69.7	121.6

Depreciation	(711.1)	(383.0)	85.7
Financial Income/(Expenses), Net	(290.4)	(153.2)	89.5
Earnings Before Taxes	455.5	561.2	(18.8)
Income Tax and Social Contribution	(53.1)	(184.4)	(71.2)
Discontinued operations [g]	(24.7)	-	-
Consolidated Net Income	377.7	376.8	0.2
Non-controlling Interest	4.0	-	-
Net Income attributable to controlling shareholders	381.7	376.8	1.3

Gross Margin	64.5%	63.9%	60 bps	60.8%	62.1%	-130 bps	60.2%	58.6%	160 bps	79.4%	76.3%	310 bps	90.2%	90.8%	-60 bps
Selling, Marketing and Logistics Exp./Net Revenue	41.1%	42.4%	-130 bps	36.4%	40.4%	-400 bps	42.3%	39.4%	290 bps	56.6%	55.9%	70 bps	48.9%	53.9%	-500 bps
Admin., R&D, IT, and Projects Exp./Net Revenue	14.1%	12.8%	130 bps	11.4%	12.4%	-100 bps	18.6%	9.3%	930 bps	14.0%	17.3%	-330 bps	24.4%	29.7%	-530 bps
EBITDA Margin	14.0%	13.9%	10 bps	16.0%	17.4%	-140 bps	5.5%	5.7%	-20 bps	22.3%	18.0%	430 bps	31.3%	23.6%	770 bps
Net Margin	3.6%	4.8%	-120 bps	-	-	-	-	-	-	-	-	-	-	-	-

a Consolidated results include Natura &Co Latam, Avon International, The Body Shop and Aesop, as well as the Natura subsidiaries in the U.S., France and the Netherlands.

b Natura &Co Latam: includes Natura, Avon, TBS Brazil and Hispanic Latam and Aesop Brazil

c Q3-20: Includes PPA – Purchase Price Allocation effects

d Q3-19: Does not include PPA effects

e Expenses related to the management and integration of the Natura &Co Group

f Avon-acquisition-related expenses

g Related to business separation at Avon North America

	Pró-Forma			Profit and Loss by Business
R$ million	Consolidated [a]			Natura &Co Latam [b]			Avon International			The Body Shop			Aesop
	9M-20 [c]	9M-19 [d]	Ch. %	9M-20 [c]	9M-19 [d]	Ch. %	9M-20 [c]	9M-19 [d]	Ch. %	9M-20	9M-19	Ch. %	9M-20	9M-19	Ch. %
Gross Revenue	32,436.2	30,589.0	6.0	19,289.9	18,226.5	5.8	7,485.3	7,775.2	(3.7)	4,300.9	3,642.1	18.1	1,360.1	945.2	43.9
Net Revenue	24,924.7	23,287.7	7.0	14,221.7	13,525.2	5.1	6,228.9	6,284.9	(0.9)	3,257.0	2,629.5	23.9	1,217.1	848.1	43.5
COGS	(8,949.7)	(8,390.4)	6.7	(5,610.6)	(5,180.5)	8.3	(2,537.9)	(2,516.1)	0.9	(685.3)	(616.8)	11.1	(115.8)	(77.0)	50.3
Gross Profit	15,975.0	14,897.2	7.2	8,611.1	8,344.7	3.2	3,691.0	3,768.8	(2.1)	2,571.7	2,012.7	27.8	1,101.3	771.0	42.8
Selling, Marketing and Logistics Expenses	(11,181.3)	(9,803.6)	14.1	(5,791.2)	(5,404.4)	7.2	(2,765.4)	(2,438.9)	13.4	(1,973.5)	(1,509.9)	30.7	(651.2)	(450.5)	44.5
Administrative, R&D, IT and Projects Expenses	(3,964.8)	(3,215.8)	23.3	(1,889.4)	(1,866.0)	1.3	(1,207.9)	(631.4)	91.3	(551.0)	(454.3)	21.3	(314.6)	(264.2)	19.1
Corporate Expenses [e]	(208.3)	(192.6)	8.1	-	(55.9)	-	-	(48.7)	-	-	-	-	-	-	-
Other Operating Income/ (Expenses), Net	66.3	448.6	(85.2)	88.0	393.1	(77.6)	(9.9)	56.2	(117.7)	(15.2)	(0.9)	-	3.5	0.2	-
Acquisition Related Expenses [f]	(303.9)	(210.3)	-	-	-	-	0.0	(106.3)	-	-	-	-	-	-	-
Transformation/Integration costs	(169.7)	(477.1)	(64.4)	(65.5)	(192.6)	(66.0)	(80.2)	(251.6)	(68.1)	-	(32.8)	-	-	-	-
Depreciation	2,040.9	1,118.5	82.5	700.0	412.3	69.8	589.8	148.5	297.2	554.9	426.3	30.2	196.0	131.4	49.2
EBITDA	2,254.2	2,564.9	(12.1)	1,652.9	1,631.1	1.3	217.3	496.6	(56.2)	586.9	441.2	33.0	335.0	187.9	78.3

Depreciation	(2,040.9)	(1,118.5)	82.5
Financial Income/(Expenses), Net	(786.5)	(707.2)	11.2
Earnings Before Taxes	(573.1)	739.2	(177.5)
Income Tax and Social Contribution	(192.8)	(390.1)	(50.6)
Discontinued operations [g]	(73.4)	-	-
Consolidated net income	(839.3)	349.1	(340.4)
Non-controlling Interest	11.8	-	-
Net income attributable to controlling shareholders	(827.6)	349.1	(337.1)

Gross Margin	64.1%	64.0%	10 bps	60.5%	61.7%	-120 bps	59.3%	60.0%	-70 bps	79.0%	76.5%	250 bps	90.5%	90.9%	-40 bps
Selling, Marketing and Logistics Exp./Net Revenue	44.9%	42.1%	280 bps	40.7%	40.0%	70 bps	44.4%	38.8%	560 bps	60.6%	57.4%	320 bps	53.5%	53.1%	40 bps
Admin., R&D, IT, and Projects Exp./Net Revenue	15.9%	13.8%	210 bps	13.3%	13.8%	-50 bps	19.4%	10.0%	940 bps	16.9%	17.3%	-40 bps	25.9%	31.1%	-520 bps
EBITDA Margin	9.0%	11.0%	-200 bps	11.6%	12.1%	-50 bps	3.5%	7.9%	-440 bps	18.0%	16.8%	120 bps	27.5%	22.2%	530 bps
Net Margin	(3.4)%	1.5%	-490 bps	-	-	-	-	-	-	-	-	-	-	-	-

a Consolidated results include Natura &Co Latam, Avon International, The Body Shop and Aesop, as well as the Natura subsidiaries in the U.S., France and the Netherlands.

b Natura &Co Latam: includes Natura, Avon, TBS Brazil and Hispanic Latam and Aesop Brazil

c 9M-20: Includes PPA – Purchase Price Allocation effects

d 9M-19: Does not include PPA effects

e Expenses related to the management and integration of the Natura &Co Group

f Avon-acquisition-related expenses

g Related to business separation at Avon North America

Consolidated net revenue growth in Q3-20 and 9M-20

Q3-20 consolidated net revenue in BRL increased by 31.7% year-on-year (+11.6% at CC), driven by growth across all segments. In 9M-20, net revenue increased by 7.0% in BRL (-5.8% at CC) vs. 9M-19.

•	Natura &Co Latam: Net revenue rose by 29.5% in BRL in Q3 (+20.1% at CC)

•	Avon International: Net revenue increased 22.5% in BRL in Q3 (-7.3% at CC)

•	The Body Shop: Net revenue increased 51.9% in BRL in Q3 (+8.2% at CC)

•	Aesop: Net revenue growth of 67.2% in BRL in Q3 (+19.9% at CC)

Gross margin

Including PPA effects in Q3-20 at Natura &Co Latam and Avon International

R$ million	Consolidated			Natura &Co Latam			Avon International			The Body Shop			Aesop
	Q3-20 [a]	Q3-19 [b]	Ch. %	Q3-20 [a]	Q3-19 [b]	Ch. %	Q3-20 [a]	Q3-19 [b]	Ch. %	Q3-20	Q3-19	Ch. %	Q3-20	Q3-19	Ch. %
Net Revenue	10,419.5	7,911.3	31.7	6,083.6	4,697.8	29.5	2,457.3	2,006.3	22.5	1,384.6	911.7	51.9	494.0	295.4	67.2
COGS	(3,695.4)	(2,855.0)	29.4	(2,384.0)	(1,780.7)	33.9	(978.2)	(831.5)	17.6	(285.1)	(215.7)	32.1	(48.2)	(27.2)	77.4
Gross Profit	6,724.1	5,056.2	33.0	3,699.6	2,917.1	26.8	1,479.2	1,174.9	25.9	1,099.6	696.0	58.0	445.8	268.2	66.2
Gross Margin	64.5%	63.9%	60 bps	60.8%	62.1%	-130 bps	60.2%	58.6%	160 bps	79.4%	76.3%	310 bps	90.2%	90.8%	-60 bps

a Q3-20 includes PPA – Purchase Price Allocation effects

b Q3-19 does not include PPA – Purchase Price Allocation effects

Higher consolidated gross margin in Q3 of 64.5% (+60 bps). Excluding PPA effects on COGS of R$9.2 million (R$7.3 million at Natura &Co Latam; R$1.9 million at Avon International), adjusted consolidated gross margin reached 64.6% in Q3-20 (+70 bps), as shown below:

Without PPA effects in both periods

R$ million	Consolidated			Natura &Co Latam			Avon International			The Body Shop			Aesop
	Q3-20	Q3-19	Ch. %	Q3-20	Q3-19	Ch. %	Q3-20	Q3-19	Ch. %	Q3-20	Q3-19	Ch. %	Q3-20	Q3-19	Ch. %
Net Revenue	10,419.5	7,911.3	31.7	6,083.6	4,697.8	29.5	2,457.3	2,006.3	22.5	1,384.6	911.7	51.9	494.0	295.4	67.2
COGS	(3,686.3)	(2,855.0)	29.1	(2,376.7)	(1,780.7)	33.5	(976.3)	(831.5)	17.4	(285.1)	(215.7)	32.1	(48.2)	(27.2)	77.4
Gross Profit	6,733.2	5,056.2	33.2	3,706.9	2,917.1	27.1	1,481.0	1,174.9	26.1	1,099.6	696.0	58.0	445.8	268.2	66.2
Gross Margin	64.6%	63.9%	70 bps	60.9%	62.1%	-120 bps	60.3%	58.6%	170 bps	79.4%	76.3%	310 bps	90.2%	90.8%	-60 bps

•	Natura &Co Latam’s adjusted gross margin was 60.9% in Q3-20 (-120 bps), due to impacts related to foreign currency at the Natura and Avon brands in Brazil, partially offset by increased gross margin at Natura in Hispanic Latam.

•	Avon International’s adjusted gross margin improved to 60.3% in Q3-20 (+170 bps), mainly driven by positive impact of price and category mix and lower costs of goods.

•	The Body Shop’s gross margin increased to 79.4% in Q3-20 (+310 bps), thanks to significant discount improvement and higher volume in e-commerce and At-Home.

•	Aesop’s gross margin was 90.2% in Q3-20 (-60 bps), impacted by a slight shift in mix.

Consolidated EBITDA

Reported EBITDA was R$1,457.0 million in Q3-20 with margin of 14.0% (+10 bps vs. Q3-19). Adjusted EBITDA was R$1,547.3 million, with an adjusted margin of 14.8% (+330 bps), excluding transformation costs and acquisition expenses, supported by improved gross margin and cost discipline across all businesses. In 9M-20, reported EBITDA was R$2,254.2 million, with margin of 9.0% (-200 bps), and adjusted EBITDA was R$2,733.7 million, with margin of 11.0% (-60 bps). See reconciliation below:

	Consolidated EBITDA
R$ million	Q3-20	Q3-19	Ch. %	9M-20	9M-19	Ch. %
Consolidated EBITDA	1,457.0	1,097.4	32.8	2,254.2	2,564.9	(12.1)
Transformation/Integration costs (1)	90.3	75.9	19.0	169.7	477.1	(64.4)
Avon acquisition-related expenses (2)	-	96.4	-	303.9	210.3	44.5
Tax credits, recoveries and provision reversal (3)	-	(268.6)	-	(97.0)	(399.1)	(75.7)
Assets sale (4)	-	(106.4)	-	-	(197.1)	-
Impairment loss on assets and other items (5)	-	12.0	-	-	37.5	-
Non-recurring PPA impacts on EBITDA (6)	-	-	-	102.9	-	-
Adjusted EBITDA	1,547.3	906.8	70.6	2,733.7	2,693.6	1.5
Adjusted EBITDA Margin	14.8%	11.5%	330 bps	11.0%	11.6%	-60 bps

(1)	Transformation/Integration costs: Includes integration costs at Natura &Co Latam (costs to achieve synergies), and Avon’s Open-Up and Grow costs at Avon International both in Q3-20 and Q3-19, and The Body Shop in Q3-19

(2)	Avon acquisition-related expenses in Q3-19: Non-recurring costs associated with Avon acquisition.

(3)	Tax credits, recoveries and provision reversal in Q3-19: Non-recurring tax recoveries from previous years, related to ICMS taxes applied on the base of Pis and Cofins taxes at Avon in Brazil

(4)	Asset sale at Avon International in Q3-19: Gain on sale of Avon’s North American business (New Avon), in which Avon Products held a 19.9% interest

(5)	Impairment loss on assets and other items in Q3-19: Impairment loss on assets at Avon International and Avon in Latin America

(6)	Non-cash, non-recurring inventory PPA impacts in 9M-20: Relate to adjustments to Avon’s opening balance sheet, resulting from transactions that occurred in 2019

Financial income and expenses

Net financial expenses were R$290.4 million in Q3-20, an increase of 89.5% vs. Q3-19, mainly due to interest income recorded in Q3-19 as a result of non-recurring tax recoveries at Avon in Brazil (item 2 below), and higher interest expense on higher average debt outstanding, partially offset by net gains on swaps and derivatives.

The following table details the main changes in our financial income and expenses:

R$ million	Q3-20	Q3-19	Ch. %	9M-20	9M-19	Ch. %
1. Borrowings/Financing (B/F) and Short-Term Investments (STI) and Operational FX Gains/Losses	(96.2)	(224.3)	(57.1)	(570.9)	(619.9)	(7.9)
2. Judicial Contingencies	(6.1)	202.4	-	29.9	194.3	(84.6)
3. Other Financial Income and Expenses	(188.1)	(131.2)	43.3	(245.5)	(281.6)	(12.8)
Lease Interest Expenses	(57.2)	(51.8)	10.5	(176.6)	(146.2)	20.8
Other	(130.9)	(79.5)	64.7	(68.9)	(135.5)	(49.1)
Financial Income and Expenses, Net	(290.4)	(153.2)	89.5	(786.5)	(707.2)	11.2

Underlying Net Income (UNI)

Underlying Net Income was R$587.1 million in Q3, up 2.6% vs. last year, before Avon acquisition-related costs of R$205.4 million, which include: i) transformation costs of R$90.3 million and ii) PPA amortization expense of R$115.1 million. Reported net income in Q3 was R$381.7 million, driven by higher EBITDA and lower income tax expense of R$112.3 million vs. Q3-19, partially offset by higher depreciation of R$153.3 million and higher financial expenses of R$201.1 million vs. Q3-19. Lower income tax expense was driven mainly by tax offsets against Avon’s losses in the UK and tax provision reversals. In 9M-20, underlying net income was R$88.5 million and reported net income was R$(827.6) million.

a) Non-controlling interests and discontinued operations

b) Net income attributable to controlling shareholders

Free cash flow and cash position

We ended the quarter with a very strong cash position of R$8.0 billion (R$5.1 billion in cash, and R$2.9 billion in short-term deposits), in line with projections and well above our minimum thresholds.

Strong cash flow generation in Q3-20 of R$792.7 million, compared to R$161.4 million in Q3-19 (on an aggregated, estimated and non-audited basis), mainly driven by strong operational results, lower capex and significant improvement in working capital, principally supported by extended payables at Natura &Co Latam and deferred store lease payments at The Body Shop.

R$ million	Q3-20	Q3-19	Ch. %	9M-20	9M-19	Ch. %
Net Income (Loss) Reported [a]	381.7	376.8	1.3	(827.6)	349.1	-
Depreciation and Amortization	711.1	383.0	85.7	2,040.9	1,118.5	82.5
Non-Cash/Others [b]	(398.8)	(307.4)	29.7	(686.8)	(691.8)	(0.7)
Internal Cash Generation	694.1	452.4	53.4	526.4	775.8	(32.1)
Working Capital Increase/(Decrease)	241.9	(191.8)	-	(1,111.4)	(1,200.7)	(7.4)
Cash Generation (Use) Before Capex	935.9	260.6	259.1	(585.0)	(424.9)	37.7
Capex	(143.2)	(196.0)	(26.9)	(414.3)	(537.4)	(22.9)
Sale of Assets	-	96.8	-	-	392.8	-
Free Cash Flow	792.7	161.4	391.1	(999.3)	(569.6)	75.5

a Attributable to the owners of the Company

b Includes the effects of deferred income tax, fixed and intangible assets write-offs, FX on translation of working capital, fixed assets, etc.

Capital structure and liquidity

In the quarter we made a partial prepayment of R$156.2 million (US$27.7 million) of Avon’s 2043 unsecured bond, and the outstanding amount at quarter-end was US$216.1 million.

On October 14 the Group concluded a successful SEC-registered global follow-on offering of US$1 billion (R$5.6 billion), represented by 121.4 million common shares, subscribed by existing shareholders and new investors, with partial placement in the form of American Depositary Shares (ADSs), adding liquidity to the program.

On November 2nd, we prepaid the US$900 million Avon 2022 bonds in the amount equivalent to 101.969% plus accrued interest until that date.

Strong deleveraging at both Natura Cosméticos and Natura &Co Holding

Natura &Co Holding’s, consolidated net debt-to-EBITDA stood at 3.00x, down from 3.63x in Q2-20 and 3.93x in Q1-20, including IFRS 16 effects (excluding IFRS 16: 3.92x in Q3-20 vs. 4.83x in Q2-20 vs. 4.91x in Q1-20). Considering the execution of the equity follow-on offering and prepayment of Avon’s 2022 bonds on November 2nd, the Q3 pro forma net debt-to-EBITDA ratio would be 1.38x.

Excluding IFRS 16 effects, net debt-to-EBITDA at Natura Cosméticos stood at 1.33x in Q3-20, from 2.98x in Q3-19, returning to pre The Body Shop acquisition levels of 1.4x.

	Natura Cosméticos S.A.		Natura &Co Holding S.A.
R$ million	Q3-20	Q3-19	Q3-20	Q3-19
Short-Term	3,213.6	439.5	4,535.6	969.6
Long-Term	6,431.6	7,574.1	15,261.7	14,191.8
Gross Debt [a]	9,645.1	8,013.6	19,797.4	15,161.4
Foreign currency hedging (Swaps) [b]	(1,990.0)	(765.5)	(1,990.0)	(765.5)
Total Gross Debt	7,655.1	7,248.2	17,807.4	14,395.9
(-) Cash, Cash Equivalents and Short-Term Investment	(4,263.9)	(1,660.6)	(7,950.8)	(1,660.6)
(=) Net Debt	3,391.3	5,587.5	9,856.5	12,735.3
Indebtedness ratio excluding IFRS 16 effects
Net Debt/EBITDA	1.33x	2.98x	3.92x	n.a.
Total Debt/EBITDA	3.01x	3.86x	7.09x	n.a.

Indebtedness ratio including IFRS 16 effects
Net Debt/EBITDA	1.03x	2.46x	3.00x	n.a.
Total Debt/EBITDA	2.32x	3.19x	5.42x	n.a.

a Gross debt excludes PPA impacts of R$720.7 million and excludes lease agreements

b Foreign currency debt hedging instruments, excluding mark-to-market effects

5.	Performance by segment

Natura &Co Latam1: Strong double-digit growth at Natura both in Brazil and Hispanic Latam; Avon Brazil returns to growth

Net revenue at Natura &Co Latam increased by 29.5% in Q3-20 in BRL (+20.1% at CC), driven by the Natura brand‘s significant 41.2% growth (+30.5% Brazil, +65.7% Hispanic Latam), while the Avon brand was up 19.3% (+24.9% in Brazil, +15.7% in Hispanic Latam). Excluding the cyber incident effect that shifted R$390 million in sales to Q3, Natura &Co Latam’s net revenue increased by 21.2% (+12.6% at CC), while Avon was up 3.3% (+6.1% in Brazil, +1.4% in Hispanic Latam in BRL). The strength of our digital social selling model was again proven by the performance of the Natura brand, both in Brazil and in Hispanic Latam, and improving trends at Avon, notably in Brazil, with growth reported for the first time since Q4-18, while the digital transformation in the region continues to advance. The satisfaction index for Avon reps in Brazil and Mexico reached the highest levels in the last 10 years, driven by aligning commercial practices and improving communication. Natura consultant loyalty also improved in Brazil. The Avon brand rose 10 positions in Merco’s ranking of the most reputable companies in Brazil.

The Avon integration in Latam is on track, with important progress in manufacturing. Avon bar soap production initiated at Natura’s Ecoparque facility and Natura fragrances are now beginning to be produced at Avon plants in Mexico and Argentina. We are also working on producing certain Natura product lines at Avon’s Interlagos plant, merging distribution centers and combining logistics contracts. We have progressed in defining the Avon portfolio architecture in Latam and identified SKUs to be discontinued. Our Latam organization has been redesigned and we completed the integration of teams, with support functions already servicing all brands.

The Natura brand in Brazil had an extraordinary quarter, with continued improvement in brand preference and market share gain. Net revenue grew 30.5% in Q3-20, continuing the trend seen at the end of Q2. Volumes increased, mainly driven by growth in core categories such as fragrances, body care and hair care. Growth was supported by higher consultant activity level, a larger consultant base and a significant increase in loyalty index.

Productivity per consultant grew for the 16th consecutive quarter, by +13.8% in Q3-20. The average consultant base was up 12.8% vs. Q3-19, reaching 1.19 million consultants, and the consultant base at quarter-end increased by the same level. We saw continued progression toward the top tier segments (Silver, Gold and Diamond).

Avon’s net revenue in Brazil grew 24.9% in Q3-20 vs. Q3-19. Excluding the effect of the cyber incident, which shifted R$ 180 million in sales to Q3, Avon returned to growth in Brazil for the first time since Q4-18, up 6.1% in Q3, supported by higher activity level, a 5.9% increase in the average number of representatives, higher productivity and larger volumes both in beauty and Fashion & Home categories. Avon resumed media investments in Brazil with the launch of the Power Stay color products campaign, featuring Brazilian female athletes.

The Natura brand in Hispanic Latam posted revenue increase of 65.7% in Q3-20 in BRL (+32.7% at CC), supported by strong growth in all markets, notably Argentina, Chile and Mexico. The average number of consultants increased by 13.2% vs. Q3-19, to 759,000.

The Avon brand in the Hispanic Latam countries posted revenue increase of 15.7% in Q3-20 in BRL (-3.3% at CC). Excluding the cyber incident phasing effect of approximately R$210 million, revenue increased 1.4% in BRL (-14.9% at CC). The region saw improving trends towards the end of the quarter, despite an 8.7% reduction in average number of representatives, an improvement over previous quarters (-22.7% in Q2, -13.6% in Q1), with key markets such as Argentina, Mexico and Chile posting strong growth in September.

In the retail channel, all our stores, including Natura and The Body Shop stores, owned and franchised, gradually reopened towards the end of the quarter but with continued restrictions.

1 Natura &Co Latam is comprised of the Latin American operations of all the Group’s brands: Natura, Avon, The Body Shop and Aesop. For comparison purposes, 2019 results include aggregated and adjusted (unaudited) information in IFRS to reflect this new segment.

The use of digital assets was fundamental for our business and consultants. The number of Natura consultants trained on digital tools continued to increase vs. last year, and, as a result, there has been a continuous increase in adoption. The interactive e-brochure continued to gain penetration and has allowed us to significantly grow sales through our digital platforms, notably in Argentina. At the end of Q3 we crossed the 1 million mark of Natura consultant online stores, 75% more than in Q3-19, with a significant year-on-year increase in the number of orders (over 45%) and visits (nearly 60%). Avon’s e-brochure gained relevance and continued to post significant sales growth in Latin America. Net sales through the e-brochure doubled vs. the beginning of the year and the number of consumer visits to the e-brochure reached an average of 2.8 million visits per month. Total online sales for Avon in Brazil and Hispanic Latam grew 134.3% vs. Q3-19.

The expansion of our multichannel model has offered consumers a superior shopping experience, increasing touch points and consequently increasing the number of new consumers. We have been collecting more consumer data which allows us to increase the number of customized offers to help build frequency and loyalty.

Following the announcement of three strategic partnerships in Q2, we took another decisive step in our already successful digital journey. We announced the launch of &Co Pay, a proprietary financial services platform for our 3.82 million consultants and representatives in Latin America, which will help drive productivity by allowing them to make or receive payments and transfers through a digital account, while benefiting from many other financial services, including debit and credit cards, loans, microcredit and loyalty programs. &Co Pay is also an enabler to promote digital and financial inclusion to our consultants and reps. This is a scalable model in which we orchestrate the payment platform supported by four licensed partners. Roll-out begins in Brazil at Natura, then comes Avon followed by Latin America in 2021 and the rest of the world in the next 3 years.

Product launches in the period included Natura’s bodycare Tododia Mango and Coconut Water with prebiotic nutrition, and men’s fragrance Kayak Oceano that uses ocean-retrieved plastic in its cap. Avon fragrance launches included the Aquavibe limited edition offering and Black Suede with improved packaging. In color, Avon launched the Powerstay Concealer in Hispanic Latam.

Natura &Co Latam: Financial analysis

Reported EBITDA was R$972.1 million with margin of 16.0% (-140 bps). Adjusted EBITDA, excluding transformation costs, was R$1,002.8 million vs. R$511.4 million in Q3-19, with adjusted EBITDA margin of 16.5% (+560 bps), thanks to strong revenue growth and operational leverage at both Natura and Avon. In 9M-20, EBITDA was R$1,652.9 million and EBITDA margin was 11.6% (-50 bps), adjusted EBITDA was R$1,663.7 million and adjusted EBITDA margin was 11.7% (+160 bps).

A reconciliation between EBITDA and adjusted EBITDA is presented below:

R$ million	Q3-20	Q3-19	Ch. %	9M-20	9M-19	Ch. %
EBITDA	972.1	815.1	19.3	1,652.9	1,631.1	1.3
Tax credits, recoveries and provision reversal	-	(268.6)	-	(97.0)	(399.1)	(75.7)
Transformation/Integration costs	30.7	19.6	56.0	65.5	192.6	(66.0)
Assets sale	-	(59.3)	-	-	(59.3)	-
Non-recurring PPA impacts on EBITDA	-	-	-	42.3	-	-
Impairment loss on assets and other items	-	4.6	-	-	4.6	-
Adjusted EBITDA	1,002.8	511.4	96.1	1,663.7	1,370.0	21.4

Adjusted EBITDA Margin	16.5%	10.9%	560 bps	11.7%	10.1%	160 bps

Excluding PPA effects, selling, marketing & logistics expenses represented 35.8% of net revenue (-460 bps), largely driven by the strong net revenue growth and reduced discretionary spend in light of Covid-19 at Natura, as well as improvement in bad debt at Avon in Brazil on the back of improved credit control and collection processes.

Excluding PPA effects, administrative, R&D, IT and project expenses reached 12.1% of net revenue (-30 bps) in the quarter. Also excluding the non-recurring gain on Avon asset sale in Q3-19 of R$59.3 million, on a comparable basis these expenses decreased by 150 bps vs. Q3-19, largely driven by net revenue growth at both brands.

R$ million	Q3-20	PPA impacts	Q3-20 ex-PPA	Q3-19	Ch. % ex-PPA	9M-20	PPA impacts	9M-20 ex-PPA	9M-19	Ch. % ex-PPA
Selling, Marketing and Logistics Expenses	(2,216.2)	(38.6)	(2,177.6)	(1,898.7)	14.7	(5,791.2)	(109.2)	(5,682.1)	(5,404.4)	5.1
Administrative, R&D, IT and Projects Expenses	(695.7)	41.5	(737.2)	(581.3)	26.8	(1,889.4)	18.5	(1,907.9)	(1,866.0)	2.2
SG&A Expenses	(2,911.9)	2.9	(2,914.8)	(2,480.0)	17.5	(7,680.6)	(90.7)	(7,589.9)	(7,270.4)	4.4

Selling, Marketing and Logistics Exp./ Net Revenue	36.4%	-	35.8%	40.4%	-460 bps	40.7%	-	40.0%	40.0%	0 bps
Admin., R&D, IT, and Projects Exp./ Net Revenue	11.4%	-	12.1%	12.4%	-30 bps	13.3%	-	13.4%	13.8%	-40 bps

Avon International: Strengthening fundamentals, continued progress on integration and digital

In the third quarter, Avon took action to strengthen fundamentals and the business started to show improvements, notably in Western and Central Europe. Key markets such as Russia and Turkey reported growth vs. Q3-19, offset by markets still impacted by strict lockdowns, such as South Africa and the Philippines.

2 Net of overlapping available consultants and representatives shared by Natura and Avon

We initiated the new commercial model planning to be piloted in South Africa, capitalizing on learnings from Natura. Five markets, including the UK, have moved to monthly campaign cycles vs. shorter cycles, which will simplify the structure, harmonize planning and reduce costs. Avon’s new brand campaign, Watch Me Now, premiered in September across more than 30 countries. Early engagement has been positive, with almost 70% increase in branded content sharing by reps, 350 million people reached through earned media and Avon Worldwide website traffic up nearly 60%. The Watch Me Now manifesto video is the best performing content on most Avon social media channels. The campaign aims to reintroduce Avon to the world as a purpose-driven, surprising, exciting and democratic brand. Weekly content has been designed so that representatives can easily share it and they are also being trained to build their own stories and content. In partnership with Vayner Media, scalable media models are being built in the UK and in South Africa to inspire representatives to share content. In the UK, market share increased for two consecutive quarters vs prior year and representative satisfaction levels improved in key markets such as the Philippines and Turkey, for the first time in several years.

In terms of progress on integration, there are now multiple examples of Avon’s supply chain to be leveraged by the group, beyond the rapid retooling of operations that took place during Covid-19 to produce essential products for the group. Avon’s Poland manufacturing facility is piloting the production of Body Butter, one of The Body Shop’s most iconic products. The Body Shop has begun to use Avon’s Corby warehouse in the UK to reduce third party costs.

Net revenue grew 22.5% in Q3-20 (-7.3% at CC), or +19.5% (-9.6% at CC) excluding the R$60 million positive phasing impact of the cyber incident, with most markets showing signs of recovery from the impact of Covid-19. Active representatives declined 9% as activity continues to gradually recover from the impact of prior quarter lockdown restrictions on representatives’ ability to sell. Actions were put in place to recover representatives with results visible in improved additions, activity and ending representative counts vs the prior year. Units sold declined 8%, showing a sequential improvement to earlier quarters pre-Covid.

Engagement across the suite of Avon digital tools increased vs the prior year, as measured by revenues, traffic and adoption. During the third quarter, order enhancements to the digital brochure were rolled out to 11 additional markets and 15 markets were given Net Promoter Score functionality, allowing them to capture valuable customer insights. The rollout of the direct delivery functionality was extended to Poland this quarter, giving representatives more opportunity and customers greater delivery choice. In September, the UK and Russia piloted tailored customer content to improve relevance and conversion. Representative tools were updated to improve social sharing capabilities, allowing them to share both Avon content and their own, including frames and other content bearing the new Watch Me Now branding.

Adoption of digital assets in the UK exceeded 70% in the quarter. Q3-20 Avon International sales via the digital brochure more than doubled vs Q3-19, with growth of nearly 300% in the UK. Avon International also remained focused on driving e-commerce, where sales increased nearly 80% vs Q3-19.

Fragrance performance in the quarter was supported by local innovation, including the launch of the Summer in Italia fragrance, with package design featuring popular Italian destinations. Important color launches in the quarter included Loaded Lip Lacquer in Eastern Europe, Unlimited Mascara in Central Europe featuring an exclusive new brush and formula to provide up to 24 hours of lifted hold and Dual Glow Eye Shadow shade additions in UK, Italy and the Mediterranean.

Net revenue of the Avon brand, including Latin America and Avon International, grew 20.7% in Q3 (10.6% ex-cyber).

Avon International: Financial analysis

Avon International’s EBITDA was R$135.9 million in Q3-20 and adjusted EBITDA was R$183.0 million. EBITDA margin was 5.5% and adjusted EBITDA margin was 7.4% (-200 bps), due to the impact of lower revenue (-7.3% at constant currency), foreign currency impacts as well as higher sales leader and field investments to accelerate revenue recovery and IFRS conversion adjustments in G&A. In 9M20, EBITDA was R$217.3 million and EBITDA margin was 3.5%. Adjusted EBITDA was R$358.2 million and adjusted EBITDA margin was 5.7% (-620 bps).

A reconciliation between EBITDA and adjusted EBITDA is presented below:

R$ million	Q3-20	Q3-19	Ch. %	9M-20	9M-19	Ch. %
EBITDA	135.9	113.6	19.7	217.3	496.6	(56.2)
Transformation/Integration costs	47.1	49.8	(5.5)	80.2	251.6	(68.1)
Assets sale	-	(47.1)	-	-	(137.7)	-
Non-recurring PPA impact on EBITDA	-	-	-	60.6	-	-
Impairment loss on assets and other items	-	7.4	-	-	32.9	-
Acquisition related expenses	-	64.4	-	-	106.3	-
Adjusted EBITDA	183.0	188.2	(2.7)	358.2	749.8	(52.2)

Adjusted EBITDA Margin	7.4%	9.4%	-200 bps	5.7%	11.9%	-620 bps

Excluding PPA effects on SG&A expenses, selling, marketing & logistics expenses reached 40.7% of net revenue (+130 bps), largely due to the impact of higher sales leader and field investments to accelerate revenue recovery as well as lower revenue. Administrative, R&D, IT and project expenses reached 15.5% of net revenue (+620 bps) in the quarter, mainly due to a non-recurring gain on an asset sale in Q3-19 of R$47.1 million, foreign currency impacts and accounting adjustments related to IFRS conversion. Excluding these items, G&A expenses would be down 1.1%.

R$ million	Q3-20	PPA impacts	Q3-20 ex-PPA	Q3-19	Ch. % ex-PPA	9M-20	PPA impacts	9M-20 ex-PPA	9M-19	Ch. % ex-PPA
Selling, Marketing and Logistics Expenses	(1,039.4)	(38.2)	(1,001.2)	(789.8)	26.8	(2,765.4)	(108.1)	(2,657.2)	(2,438.9)	9.0
Administrative, R&D, IT and Projects Expenses	(457.4)	(76.3)	(381.1)	(187.4)	103.3	(1,207.9)	(215.9)	(992.1)	(631.4)	57.1
SG&A Expenses	(1,496.8)	(114.5)	(1,382.3)	(977.3)	41.4	(3,973.3)	(324.0)	(3,649.3)	(3,070.3)	18.9

Selling, Marketing and Logistics Exp./ Net Revenue	42.3%	-	40.7%	39.4%	130 bps	44.4%	-	42.7%	38.8%	390 bps
Admin., R&D, IT, and Projects Exp./ Net Revenue	18.6%	-	15.5%	9.3%	620 bps	19.4%	-	15.9%	10.0%	590 bps

The Body Shop: Return to growth in Q3 and continued advances in the strategic plan

In Q3-20, The Body Shop posted net revenue of R$1,384.6 million, up by 51.9% in BRL (+8.2% at CC), primarily driven by growth in the UK and significant growth in At-Home (direct sales) and e-commerce. The consumer shift to e-commerce and At-Home that began in Q1 continued in Q3. E-commerce sales grew by 103%, with Australia growing 302% and the UK growing 167%, while At-Home sales growth accelerated to an exceptional +333% in the quarter vs. Q3-19, supported by 261% growth in the number of At-Home consultants. The UK At-Home holiday season campaign got off to a strong start with sales of the Advent calendar more than double those in Q3-19 (including a record level in the first 24 hours). Own-stores like-for-like sales decreased 16.5%, still impacted by Covid-19.

As part of our global strategy of expanding our geographic footprint in North America and Asia, the Company reached 6,000 consultants across all states in the US, where At-Home was recently introduced. In Japan, the Company completed the acquisition of its business from a head franchisee on October 1st.

EBITDA in Q3-20 reached R$308.3 million, with EBITDA margin of 22.3% (+430 bps; adjusted: +360 bps). The adjusted margin increase resulted from revenue growth, lower discounts, reduced discretionary spend and Covid-19-related government support. SG&A expenses decreased 260 bps in relation to net revenue.

A reconciliation between EBITDA and adjusted EBITDA is presented below:

R$ million	Q3-20	Q3-19	Ch. %	9M-20	9M-19	Ch. %
EBITDA	308.3	163.9	88.2	586.9	441.2	33.0
Transformation/Integration costs	-	6.4	-	-	32.8	-
Adjusted EBITDA	308.3	170.3	81.1	586.9	474.0	23.8
Adjusted EBITDA Margin	22.3%	18.7%	360 bps	18.0%	18.0%	0 bps

The quarter ended with 959 own stores and 1,702 franchise stores, with 69 net store closures (own and franchise) since Q3-19. The chart below shows the store count evolution:

Store	The Body Shop store count
	Q3-20	Q2-20	Q3-19	Change vs. Q2-20	Change vs. Q3-19
Own	959	973	984	(14)	(25)
Franchise	1,702	1,724	1,746	(22)	(44)
Total	2,661	2,697	2,730	(36)	(69)

Aesop: Remarkable results driven by continued expansion of multi-channel platform

Aesop posted net revenue growth of 67.2% in Q3-20 in BRL and +19.9% in constant currency, driven by another quarter of strong growth in digital sales that contributed to offsetting ongoing partial retail closures related to Covid-19 in major markets such as the US and Australia. Retail like-for-like sales were down 16.0%, offset by growth of 264% in online sales. They accounted for more than 20% of revenue, triple what online represented in Q3-19. Aesop sustained digital growth in Q3 by continuing to replicate its unique in-store customer experience online, including online chats. The company saw strong double digit-growth in markets in Asia (notably Japan, Korea and Taiwan) and Europe, while sales in Australia/New Zealand declined due to ongoing Covid-19 restrictions. The company continued to progress on its strategic priorities: Deliver a meaningful, personalized shopping experience; further plans for the Chinese customer by expanding sales online with Tmall while planning product registration to sell locally; and deepen its commitment to sustainable business practices. Aesop became B-Corp certified on November 9 and released its first annual Sustainability Report in the quarter. In 9M-20, net revenue was up by 43.5% in BRL (+10.1% at CC).

Q3-20 EBITDA stood at R$154.4 million, up 121.6%, with EBITDA margin of 31.3% (+770 bps), driven by top line sales growth, targeted cost reduction and utilization of government support programs to mitigate the impacts of Covid-19. In 9M-20, EBITDA margin stood at 27.5% (+530 bps).

Signature stores totalled 245 in the quarter, 5 more net since Q3-19 and net 2 stores down in the quarter. There were 90 department stores in Q3-20, 5 fewer since the same quarter last year and 2 fewer than the previous quarter on a net basis. A store count table is provided below:

Doors	Aesop door count
	Q3-20	Q2-20	Q3-19	Change vs. Q1-20	Change vs. Q2-19
Signature stores	245	247	240	(2)	5
Department	90	92	95	(2)	(5)
Total	335	339	335	(4)	-

6.	Social and environmental performance

(all actions refer to Natura &Co Group, unless stated otherwise)

•	We joined/partnered with:

o	UN Global Compact (“UNGC”): Besides having a major presence in UN Climate Week, the Group announced the sponsorship of two UNGC initiatives: Ambition 1.5oC and Target Gender Equality. These two initiatives are rolled out at the country level in collaboration with Global Compact Local Networks, operating in nearly 70 countries

o	Transform Net Zero initiative: A group of nine companies from different sectors to develop research, guidelines and strategies to enable all companies to achieve net zero emissions

o	Business for Nature coalition: Aims to encourage policies that could reverse natural resource losses

o	Peace one Day: Avon partnered with Peace One Day to raise awareness amongst Avon’s representatives and communities about gender violence, and take part in discussions exploring key issues and opportunities with stakeholders in this space

•	Nominations and certifications:

o	UN Global Compact (“UNGC”): Our Executive Chairman and Group CEO, Roberto Marques, was appointed Board Member of the UNGC, the sole representative from Latin America

o	GlobeScan: Listed as one of the top five business leaders advancing the sustainability agenda, indicating that climate change, biodiversity loss, water scarcity, diversity and inclusion remain the most urgent sustainability challenges

o	Global Refinitiv Diverse and Inclusion Index: Recognized as the second most diverse company in the world. The index evaluated more than 9,000 public companies

o	Brazilian Corporate Governance Code: We increased our adherence to the Code, reinforcing our best practices

o	B-Corp Certification: On November 9, Aesop received a major recognition, becoming a fully certified B-Corp, attesting to its sustainable business practices

o	Carbon Neutral Certification: Aesop received its certification under the Australian government’s Climate Active program

o	Leaping Bunny Certification: Aesop was awarded accreditation by Cruelty Free International and became Leaping Bunny-certified

•	Campaign and program launch:

o	Reverse Logistics Program: Natura and The Body Shop joined together in August to launch a reverse logistics program in Brazilian stores that will advance our packaging circularity agenda. Our consumers can leave used packaging, from any of our four brands, in our stores and it will be recycled into other products by Terracycle, our partner in this program

o	Declaration of Commitment to Human Rights: Launched by the Natura brand, it aims to express the importance we give to human rights across our entire relationship network. This declaration emphasizes our commitment to zero-tolerance for human rights violations and establishes what we expect from all employees and partners in every country in which we operate

o	Breast Cancer Awareness Month: In October, Avon launched a campaign which builds on a 30-year commitment to the cause. Together, Avon and the Avon Foundation for Women have donated more than US$939 million to breast cancer causes, educating 180 million people about the disease, and funding breast health screening for over 20 million women

Natura 2020 Ambition KPIs:

In 2014, Natura brand launched its 2050 Sustainability Vision, a long-term social and environmental commitment. It guides the entire business to generate positive impact and contribution for the protection and regeneration of the ecosystem to which we belong. The first milestone of this plan is the 2020 Ambition, a set of targets that Natura aims to deliver by the end of this year.

Beyond the 2020 Ambition, Natura will combine its strengths with Avon, the Body Shop and Aesop to generate and share value, guided by the recent release of the 2030 Sustainability Vision, Commitment to Life. The current 2020 Ambition KPIs are presented in the table below, in line with the three pillars of the new Natura &Co 2030 Vision.

Natura &Co 2030 Vision	Scope	Indicator	Unit	2020 ambition	Results
					Q1-20	Q2-20	Q3-20	Status	Highlights Q3-20
	Natura: Brazil	Accumulated Amazon business volume¹	R$ billion	1	1.86	1.93	2.02		The 2020 ambition has been exceeded. Q3-20 up by 10% vs previous quarter due to increase in Amazon inputs.
To address the Climate Crises and protect the Amazon	Natura: Brazil	Consumption of Amazon Inputs	% (R$ Amazon Inputs /R$ total inputs purchased)	30	13.3	12.8	14.3		Result improved this quarter, but remain below our 2020 ambition. Exchange rate effects on our raw materials total spend pose a significant risk to achieving our ambition, but we continue working to increase our positive impact in the region.
	Natura: Brazil + Latam	Relative Carbon Emissions (Scopes 1, 2 and 3)	kg CO2e/kg billed products	2.15	3.31	3.09	2.95		Positive results mainly due to strong performance of Global Products, such as basic hygiene products, with lower carbon footprint. Refill sales increases were also a highlight this period, contributing to the optimized relative performance. There is still a great challenge in achieving the 2020 ambition for both processes and products emissions with 3Q results +37% vs 2020 ambition.
	Natura: Brazil	Crer Para Ver	R$MM	-	8.7	19.2	36.1		Positive results, showing growth of this sales category and highlighting engagement of the consultants for the cause of education. Results improvement in Latam vs 2Q, mainly because of ARG’s and COL’s positive performance.
To defend Human Rights and be Human-Kind	Natura: Latam	revenues		-	3.8	7.2	12.4
	Natura: Brazil + Latam	Women In Leadership Positions Index (Director Level and Above)%		50	43	43	48 [3]		Our strategy to guarantee gender equality of finalist candidates in recruiting processes has been effective, and results are fast approaching the target.
	Natura: Brazil	Eco-Efficient Packaging ²	% (eco-efficient packaging units billed/total units billed)	40	20	19	18		In line with previous quarter. To work toward our ambitious goal, we seek packaging evolution, with the Eco Design Committee, prioritization of recycled and renewable materials, and refill options. We highlight the expansion of refills to other categories (a project in execution), which will certainly push this KPI forward.
To embrace Circularity and Regeneration	Natura: Brazil	Packaging equivalent	%	50	50	32	41		Result higher than Q2-20, although lower than 2020 ambition, due to the severe impact of the pandemic on cooperative activities and reverse logistics processes. In Latam, we launched the Mexico reverse logistics program. As the program is gradually implemented, we expect to reach our 2020 ambition.
	Natura: Latam	collected (Reverse Logistics)	(in ton eq. of generated packaging)	-	15	13	23
All three pillars above	Natura: Brazil + Latam	Sustainability Vision Index 2020[4]	%	100	71	70	81		Results are +16% vs previous quarter. Highlights are performance improvements in Relative Carbon Emissions, Women's Leadership and Amazon Inputs. We expect to continue managing our targets to achieve our 2020 ambition.

¹ Accumulated Amazon business volume since 2010

² Ecoefficient packagings are those with at least 50% less weight compared to the regular / similar packaging, or comprising 50% post-consumer recycled material and/or renewable non-cellulosic source material, that do not increase mass.

3 Data include Natura &Co Latam due to the companies integration

4 The index includes other indicators of the Sustainability Vision, in addition to those reported in the table above

7.	Capital Markets

Subsequent Event post reporting period:

On October 14, 2020, the Company successfully concluded its global SEC-registered capital increase in the amount of R$5.6 billion (approximately US$ 1 billion), which resulted in the issuance of 121,400,000 common shares, at a price of R$46,25 per share. The issuance included 25,069,000 shares in the form of American Depositary Shares, at a price of US$16.46 per share, increasing the liquidity of our ADR program. The Company’s capital totalled 1,375,018,140 shares as per the Material Fact published on October 8, 2020.

8.	Stock Performance (NTCO3/NTCO)

At the end of Q3-20, the Company’s capital was comprised of 1,253,618,140 common shares (vs 431,964,355 on September 30, 2019). NTCO3 shares traded at R$51.1 on the B3 stock exchange, an increase of 28.1% in the quarter. The Company’s market capitalization on September 30 was R$64.0 billion, with Average Daily Trading Volume (ADTV) of R$303.7 million in the quarter, an increase of 157% vs Q3 in the prior year.

NTCO traded at US$18.2 at the end of Q3-20 on NYSE, +25.5% vs. June 30, 2020.

Below is the performance of NTCO3 and NTCO in the quarter:

9.	Debt Instruments

In the quarter, we made a partial prepayment of Avon’s 2043 unsecured bond in the amount of US$27.7 million (R$156.2 million), and the outstanding amount at quarter-end was US$216.1 million.

Subsequent events post reporting period:

On November 2, we prepaid the Avon 2022 bonds in the principal amount of US$900 million, with a redemption price equivalent to 101.969% (expressed as a percentage of the principal amount of the Bonds to be redeemed), plus accrued and unpaid interest.

On October 14, 2020, S&P Global Ratings upgraded Natura Cosméticos S.A. to 'BB' from 'BB-' on global scale and to 'brAAA' from 'brAA+' on national scale, including all debt ratings. At the same time, S&P upgraded Avon to 'BB-' from 'B+' and revised the outlook to stable.

On November 4, Fitch Ratings upgraded Natura and Avon’s Issuer Default Rating (IDR) to ‘BB’ with an outlook revised to Stable, from Negative.

Below is a table with details of all public debt instruments outstanding per issuer as of September 30, 2020:

Issuer	Instrument	Issue Date	Maturity	Principal (million)	Nominal Cost (per year)	Payment of interest
Natura Cosméticos S.A.	Bonds - 1st issue	02/01/2018	02/01/2023	US$ 750.0 (1)	5.375%	February and August
Natura Cosméticos S.A.	Debenture - 7th issue	09/25/2017	09/25/2021	BRL 1,827.3	DI + 1.75% per year	March and September
Natura Cosméticos S.A.	Debenture - 9th issue	09/21/2018	09/21/2021	BRL 308.3	110.5% DI tax	March and September
			09/21/2022	BRL 302.7	112% DI tax
Natura Cosméticos S.A.	Debenture - 10th issue 1st series	08/28/2019	08/26/2024	BRL 400.0	DI + 1.00 per year	February and August
		08/29/2019	08/26/2024	BRL 95.7	DI + 1.15 per year	February and August
				BRL 686.2	DI + 1.15 per year
				BRL 394.5	DI + 1.15 per year
Natura Cosméticos S.A.	Promissory Notes - 1st issue	05/04/2020	05/04/2021	BRL 250.0	DI + 3.25% per year	May
Avon International Capital p.l.c.	Senior Secured Bonds	07/03/2019	08/15/2022	US$ 400.0	6.500%	February and August
Avon International Capital p.l.c.	Senior Secured Bonds	08/15/2016	08/15/2022	US$ 500.0	7.875%	February and August
Avon Products, Inc.	Unsecured Bonds	03/12/2013	03/15/2023	US$ 461.9	7,000%(2)	March and September
Avon Products, Inc.	Unsecured Bonds	03/12/2013	03/15/2043	US$ 216.1	8,950%(2)	March and September
Natura &Co Holding	Promissory Notes - 1st issue	12/20/2019	12/19/2020	BRL 560.0	DI + 2.00% per year	December
Natura &Co Holding	Promissory Notes - 2nd issue	05/04/2020	05/04/2021	BRL 500.0	DI + 3.25% per year	May

(1) Principal and interests fully hedged (swapped to BRL). For more information, see the explanatory notes to the Company’s financial statements.

(2) Coupon based on current credit ratings, governed by interest rate adjustment clause

Below is a table with our current credit ratings:

Natura Cosméticos S.A.
Agency	Global Scale	National Scale	Perspective
Standard & Poor's	BB	brAAA+	Stable Outlook
Fitch Ratings	BB	AA+ (bra)	Stable Outlook

Avon International
Agency	Global Scale	National Scale	Perspective
Standard & Poor's	BB-	-	Stable Outlook
Fitch Ratings	BB	-	Stable Outlook
Moody's	B1	-	Rating(s) under review

10.	Appendices

Consolidated Balance Sheet

ASSETS	Sep-20	Dec-19	LIABILITIES AND SHAREHOLDER'S EQUITY	Sep-20	Dec-19

CURRENT ASSETS			CURRENT LIABILITIES
Cash and cash equivalents	5,059.9	4,513.6	Loans, financing and debentures	4,535.6	3,354.4
Securities	2,891.0	1,025.8	Leasing	1,129.2	542.1
Trade receivables	3,617.4	1,685.8	Trade payables and forfait operations	6,745.1	1,829.8
Inventories	5,135.8	1,430.6	Payroll, profit sharing and social changes	1,345.8	560.4
Recoverable taxes	1,064.2	395.6	Tax liabilities	806.6	320.9
Income tax and social contribution	250.2	113.5	Income tax and social contribution	308.5	388.2
Derivatives	173.9	-	Dividends and interest on shareholders' equity payable	0.0	95.9
Other current assets	753.6	265.2	Derivative financial instruments	166.9	11.8
Other non-current assets held for sale	153.3	-	Provision for tax, civil and labor risks	183.0	18.7
Total current assets	19,099.3	9,430.1	Other current liabilities	1,496.6	396.4
			Total current liabilities	16,717.3	7,518.4
NON CURRENT ASSETS
Recoverable taxes	856.7	409.2	NON CURRENT LIABILITIES
Income tax and social contribution	334.0	334.7	Loans, financing and debentures	15,982.4	7,432.0
Deferred income tax and social contribution	1,074.5	374.4	Leasing	3,052.6	1,975.5
Judicial deposits	602.5	337.3	Payroll, profit sharing and social changes	20.9	-
Financial derivatives instruments	2,116.9	737.4	Tax liabilities	110.3	122.6
Securities	12.1	7.4	Deferred income tax and social contribution	1,490.7	450.6
Other non-current assets	1,600.6	83.8	Provision for tax, civil and labor risks	1,198.8	201.4
Total long term assets	6,597.3	2,284.2	Other non-current liabilities	1,121.4	121.7
			Total non-current liabilities	22,977.1	10,303.7
Property, plant and equipment	5,397.6	1,773.9
Intangible assets	29,380.0	5,076.5	SHAREHOLDERS' EQUITY
Right of Use	3,846.4	2,619.9	Capital stock	6,941.7	1,485.4
Total non-current assets	45,221.3	11,754.5	Treasury shares	(11.7)	0.0
			Capital reserves	11,001.0	1,210.9
			Retained earnings	4.7	(149.0)
			Accumulated losses	(827.6)	-
			Equity valuation adjustment	7,492.5	815.0
			Equity attributable to owners of the Company	24,600.5	3,362.3
			Non-controlling interest on subsidiaries' equity	25.6	-

TOTAL ASSETS	64,320.6	21,184.5	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	64,320.6	21,184.5

Consolidated Income Statement- Including Goodwill Amortization

R$ million	Q3-20	Q3-19	Ch. %	9M-20	9M-19	Ch. %
NET REVENUE	10,419.5	3,473.8	199.9	24,924.7	9,792.7	154.5
Cost of Products Sold	(3,695.4)	(967.1)	282.1	(8,949.7)	(2,740.9)	226.5
GROSS PROFIT	6,724.1	2,506.7	168.2	15,975.0	7,051.8	126.5
OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics Expenses	(4,162.4)	(1,579.1)	163.6	(10,611.4)	(4,454.5)	138.2
Administrative, R&D, IT and Project Expenses	(1,567.2)	(605.8)	158.7	(4,170.8)	(1,710.0)	143.9
Impairment losses on trade receivables	(119.4)	(34.6)	244.9	(572.3)	(152.6)	274.9
Other Operating Income (Expenses), Net	(129.3)	(21.7)	494.7	(407.2)	0.6	-
INCOME (LOSS) FROM OPERATIONS BEFORE FINANCIAL RESULT	745.9	265.4	181.0	213.3	735.2	(71.0)
Financial Income	1,328.8	481.5	176.0	3,554.5	1,273.7	179.1
Financial Expenses	(1,619.1)	(677.0)	139.2	(4,341.0)	(1,838.8)	136.1
INCOME (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	455.5	69.9	551.4	(573.1)	170.1	-
Income Tax and Social Contribution	(53.1)	(6.2)	762.4	(192.8)	(36.9)	422.3
INCOME (LOSS) FROM CONTINUED OPERATIONS	402.4	63.8	531.1	(765.9)	133.2	-
Income (Loss) from discontinued operations	(24.7)	0	-	(73.4)	0	-
NET INCOME (LOSS) FOR THE PERIOD	377.7	63.8	492.3	(839.3)	133.2	-
Attributable to controlling shareholders	381.7	63.8	498.6	(827.6)	133.2	-
Attributable to non-controlling shareholders	(4.0)	0	-	(11.8)	0	-

Goodwill Amortization – Purchase Price Allocation (PPA)

R$ million	Q3-20	9M-20
NET REVENUE	-	-
Cost of Products Sold	(9.2)	(124.2)
GROSS PROFIT	(9.2)	(124.2)
Selling, Marketing and Logistics Expenses	(76.8)	(217.3)
Administrative, R&D, IT and Project Expenses	(34.8)	(197.4)
Impairment losses on trade receivables	-	-
Other Operating Income (Expenses), Net	7.7	10.9
Transformation/Integration Costs	(19.7)	(19.7)
Financial Income/(Expenses), net	77.9	153.8
Income Tax and Social Contribution	20.8	81.6
INCOME (LOSS) FROM CONTINUED OPERATIONS	(34.0)	(312.3)

Consolidated Statements of Cash Flow

R$ million	9M-20	9M-19

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES	1,500.1	1,034.0

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Recovery (payment) of income tax and social contribution	(374.0)	(258.3)
Accruals (payments) of judicial deposits	27.9	4.1
Payments related to tax, civil and labor lawsuits	(108.3)	(19.3)
Payments due to settlement of derivative operations	(31.5)	(64.0)
Interest paid on lease	(187.6)	(98.2)
Payment of interest on borrowings, financing and debentures	(1,148.4)	(492.3)
NET CASH GENERATED BY (USED IN) OPERATING ACTIVITIES	(321.8)	105.9

CASH FLOW FROM INVESTING ACTIVITIES
Cash from merger of subsidiary	2,636.1	-
Additions of property, plant and equipment and intangible assets	(467.7)	(371.6)
Proceeds from sale of property, plant and equipment and intangible assets	101.2	11.8
Investment in securities	(8,160.3)	(5,875.3)
Redemption of securities	6,447.1	6,325.9
Redemption of interest on investments and securities	37.1	52.5

NET CASH GENERATED BY (USED IN) BY INVESTING ACTIVITIES	593.6	143.3

CASH FLOW FROM FINANCING ACTIVITIES
Amortization of lease - principal	(574.0)	(383.7)
Amortization of loans, financing and debentures – principal	(2,815.9)	(2,219.3)
New loans, financing and debentures	1,356.6	2,151.2
Acquisition of treasury shares, net of option strike price received	(11.7)	(2.6)
Payment of dividends and interest on capital for the previous year	(133.9)	(153.0)
Receipts (payments) to settle derivative operations	96.4	2.9
Obligation of the acquiree incurred by the acquirer	(370.8)	-
Capital integralization	0.0	52.3
Capital increase	2,059.6	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(393.6)	(552.2)

Effect of exchange variation on cash and cash equivalents	668.1	(1.3)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	546.3	(304.3)
Opening balance of cash and cash equivalents	4,513.6	1,215.0
Closing balance of cash and cash equivalents	5,059.9	910.7
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	546.3	(304.3)

*The notes are an integral part of financial statements

11.	Conference call and webcast

Webcast link: ri.naturaeco.com

12.	Glossary

Abihpec: Brazilian Association of the Personal Hygiene, Perfumery and Cosmetics Industry

ADR: An American Depositary Receipt is a negotiable certificate issued by a U.S. depository bank representing a specified number of shares of a non-U.S. company stock.

ADS: The individual issuance of shares in a U.S. stock exchange by a non-U.S. company is referred to as American Depositary Shares (ADS)

Adjusted EBITDA: Excludes effects that are not considered usual, recurring or not-comparable between the periods under analysis

APAC: Asia and Pacific

Avon representatives: Self-employed resellers who do not have a formal labor relationship with Avon

B3: Brazilian Stock Exchange

Benefit Sharing: In accordance with Natura’s Policy for the Sustainable Use of Biodiversity and Associated Traditional Knowledge, benefits are shared whenever we perceive various forms of value in the access gained. Therefore, one of the practices that defines the way in which these resources are divided is to associate payments with the number of raw materials produced from each plant as well as the commercial success of the products in which these raw materials are used

BPS: Basis Points; a basis points is equivalent to one percentage point * 100

BRL: Brazilian Reais

CDI: The overnight rate for interbank deposits

CFT: Cosmetics, Fragrances and Toiletries Market (CFT = Fragrances, Body Care and Oil Moisture, Make-up (without Nails), Face Care, Hair Care (without Colorants), Soaps, Deodorants, Men’s Grooming (without Razors) and Sun Protection

COGS: Costs of Goods Sold

Constant currency or constant exchange rates: when exchange rates used to convert financial figures into a reporting currency are the same for the years under comparison, excluding foreign currency fluctuation effects

EBITDA: Earnings Before Interests, Tax, Depreciation and Amortization

EMEA: Europe, Middle East and Africa

EP&L: Environmental Proﬁt & Loss

Foreign currency translation: conversion of figures from a foreign currency into the currency of the reporting entity

G&A: General and administrative expenses

GHG: Greenhouse gases

ICON: Consumer Stock Index of the B3 stock exchange, designed to track changes in the prices of the more actively traded and better representative cyclical and non-cyclical consumer stocks

Innovation Index: Share in the last 12 months of the sale of products launched in the last 24 months

IBOV: Ibovespa Index is the main performance indicator of the stocks traded in B3 and lists major companies in the Brazilian capital market

IFRS – International Financial Reporting Standards

Kantar: Data, insights and consulting company with global presence

Hispanic Latam: Often used to refer to the countries in Latin America, excluding Brazil

LFL: Like-for-Like, applicable to measure comparable growth

Natura Consultant: Self-employed resellers who do not have a formal labor relationship with Natura

Natura Crer Para Ver Program (CPV): Special line of non-cosmetic products whose profits are transferred to the Natura Institute, in Brazil, and invested by Natura in social initiatives in the other countries where we operate. Our consultants promote these sales to benefit society and do not obtain any gains.

Natura Institute: Is a nonprofit organization created in 2010 to strengthen and expand our Private Social Investment initiatives. The institute has enabled us to leverage our efforts and investments in actions that contribute to the quality of public education

NYSE: New York Stock Exchange

P&L: Profit and loss

PPA: Purchase Price Allocation - effects of the fair market value assessment as a result of a business combination

Profit Sharing: The share of profit allocated to employees under the profit-sharing program

SEC: The U.S. Securities and Exchange Commission (SEC) is an independent federal government regulatory agency responsible for protecting investors, maintaining fair and orderly functioning of the securities markets, and facilitating capital formation

SG&A: Selling, general and administrative expenses

SM&L: Selling, marketing and logistics expenses

SSS: Same-Store-Sales

Supplier Communities: The communities of people involved in small–scale farming and extraction activities in a variety of locations in Brazil, especially in the Amazon Region, who extract the inputs used in our products from the social and biodiversity. We form production chains with these communities that are based on fair prices, the sharing of benefits gained from access to the genetic heritage and associated traditional knowledge and support for local sustainable development projects. This business model has proven effective in generating social, economic and environmental value for Natura and for the communities.

Synergies: Synergy is the concept that the value and performance of two companies combined will be greater than the sum of the separate individual parts.

TBS: The Body Shop.

UNI: Underlying Net Income.

13.	Disclaimer

EBITDA is not a measure under BR GAAP and does not represent cash flow for the periods presented. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flow as an indicator of liquidity. EBITDA does not have a standardized meaning and the definition of EBITDA used by Natura may not be comparable with that used by other companies. Although EBITDA does not provide under BR GAAP a measure of cash flow, Management has adopted its use to measure the Company’s operating performance. Natura also believes that certain investors and financial analysts use EBITDA as an indicator of performance of its operations and/or its cash flow.

This report contains forward-looking statements. These forward-looking statements are not historical fact, but rather reflect the wishes and expectations of Natura’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "desire" and similar terms identify statements that necessarily involve known and unknown risks. Known risks include uncertainties that are not limited to the impact of price and product competitiveness, the acceptance of products by the market, the transitions of the Company’s products and those of its competitors, regulatory approval, currency fluctuations, supply and production difficulties and changes in product sales, among other risks. This report also contains certain pro forma data, which are prepared by the Company exclusively for informational and reference purposes and as such are unaudited. This report is updated up to the present date and Natura does not undertake to update it in the event of new information and/or future events.

Investor Relations Team

Tel.: +55 (11) 4389-7881

ri@natura.net